AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06007532

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upton Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Middle St.
(No. and Street)

Amherst, NH 03031
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Upton 603 673-9462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perechansky & Co
(Name – *if individual, state last, first, middle name*)

70 Stark St. Manchester NH 03101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 6/9

OATH OR AFFIRMATION

I, Richard A. Upton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upton Advisors, LLC, as of 3/22, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

DEBORAH L. GOODWIN, Notary Public
My Commission Expires January 11, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPTON ADVISORS, LLC

Financial Statements
December 31, 2005

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Upton Advisors, LLC
Amherst, New Hampshire.

We have audited the accompanying balance sheet of Upton Advisors, LLC (a New Hampshire Limited Liability Company) as of December 31, 2005, and the related statement of Income and Changes in Member's Capital and Statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upton Advisors, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Penchansky & Co., PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire.
March 6, 2006

New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

UPTON ADVISORS, LLC
Balance Sheet
As of December 31, 2005

Assets

Current Assets:		
Cash	$	6,618
Accounts Receivable		40,000
Total Current Assets		46,618
Property and Equipment:		
Office Equipment		297
Office Furniture		300
Computer Equipment		1,545
Net Property and Equipment		2,142
Total Assets	$	48,760

Liabilities and Member's Equity

Liabilities:		
Total Liabilities		0
Member's Equity:		
Member's Equity		48,760
Total Member's Equity		48,760
Total Liabilities and Member's Equity	$	48,760

See Notes and Independent Auditor's Report

OPTION ADVISORS, LLC

Statement of Revenues, Expenses and Changes in Member's Equity
For The Year Ended December 31, 2005

Revenue:		
Revenue	$	40,000
Total Revenue		40,000
Operating Expenses:		
Rent		3,900
Telephone Expense		2,460
Fees		1,359
Startup Expenses		1,187
Information and News Expense		959
Business Development Expense		471
Postage Expense		114
Meals		46
Miscellaneous Expense		45
Supplies		42
Total Operating Expenses		10,583
Other Income:		
Interest Income		27
Total Other Income		27
Net Income		29,444
Member's Contributions		14,165
Distributions to Member		(28,000)
Member's Equity, Beginning of Year		33,151
Member's Equity, End of Year	$	48,760

See Notes and Independent Auditor's Report

UPTON ADVISORS, LLC
Statement of Cash Flows
For The Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net Income	$	29,436
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:		
Increase in Accounts Receivable		(30,000)
Total Adjustments		(30,000)
Net Cash Provided by (Used in) Operating Activities		(564)
Cash Flows from Financing Activities:		
Proceeds from Member's Contributions		14,165
Distributions Paid to Member		(28,000)
Net Cash Provided by (Used in) Financing Activities		(13,835)
Net Increase in Cash and Cash Equivalents		(14,399)
Cash and Cash Equivalents, Beginning of Year		21,017
Cash and Cash Equivalents, End of Year	$	6,618

See Notes and Independent Auditor's Report

NOTE 1 – General:

Upton Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of New Hampshire in 2004 and is taxed as a sole proprietorship (see Note No. 3). The Company operates as a provider of corporate advisory services. The Company's offices are located in Amherst, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Depreciation

The Company's office furniture, equipment, and computer equipment have not been depreciated. Accumulated depreciation is not considered to be material. The majority of the office furniture and computer equipment was contributed by the Company's member and was recorded at estimated fair market value.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2005 the Company had no cash equivalents.

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was S-0- for the year ended December 31, 2005.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a taxable entity, no federal income tax expense has been recorded in these financial statements. However, the Company is subject to the State of New Hampshire's Business Enterprise Tax. The tax liability for the year ended December 31, 2005 amounted to S-0-.

NOTE 4 – Operating Leases:

The Company occupies its office facilities under a month-to-month operating lease effective September, 2004. The current monthly rental fee is $325. This lease can be terminated by either party with 45 days notice.